SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 2, 2013

1. DATE AND TIME:  On April 2, 2013, at 10:00 a.m. 2.  PLACE:  The company’s principal place of business, located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, Municipality of Camaçari, State of Bahia. 3.  CALL NOTICE:  The Call Notice was published pursuant to article 124 of Law No. 6,404/76 (“LSA”), in the "Official Gazette of the State of Bahia" in the February 28 and March 1 and 2/3, 2013 editions and in the newspaper “A Tarde” in the February 28 and March 1 and 2, 2013 editions. 4.  PUBLICATIONS:  Publication of the notices referred to in the main paragraph of article 133 of the LSA was waived in view of the publication, within the legal period, of the documents mentioned therein, namely: Management Report and Financial Statements for the financial year ended on December 31, 2012, enclosing Explanatory Notes by the Management and the Opinion from PricewaterhouseCoopers Auditores Independentes in the newspaper "A Tarde" and in the “Official Gazette of the State of Bahia,” in the February 19, 2013 edition. 5.  ATTENDANCE:  Shareholders representing more than 97.14% of the Company’s voting capital, as shown by the signatures below and the signatures affixed to the "Shareholders’ Attendance Book." The following were also present: (i) for purposes of the provisions of the LSA, in its article 134, paragraph 1, Ms. Marcela Aparecida Drehmer de Andrade, representative of the Company’s management, and Mr. Fábio Cajazeira Mendes, enrolled in CRC under No. 1SP196825/O-0 “S” BA, representative of PricewaterhouseCoopers Auditores Independentes; and (ii) in compliance with the provisions of article 164 of the LSA, Mr. Ismael Campos de Abreu, member of the Fiscal Board of the Company. The presence of shareholders owning 51.98% of the preferred shares was also recorded, as per the signatures placed on the “Shareholders’ Attendance Book”. 6.  PRESIDING BOARD: Chairman: Rafael Padilha Calábria and Secretary: Ana Paula Urvaneja Bueno, chosen as provided for in article 16, paragraph 3, of the Bylaws. 7.  FISCAL BOARD OPINION: The Company’s Fiscal Board, in an Opinion issued on February 5, 2013, expressed itself favorably to the approval by the Annual General Meeting, of the Financial Statements, Explanatory Notes and respective Opinion of the Independent Auditors, all related to the fiscal year ended on December 31, 2012. 8.  AGENDA: The reading of the agenda was unanimously waived by the shareholders in attendance. 9.  DELIBERATIONS:  Through a proposal made by the Chairman, the drawing-up of the minutes of this Annual General Meeting in summary form, as well as its publication without the signatures of the shareholders in attendance, were unanimously resolved by the attendees pursuant to article 130 of the LSA. The matters established in the Agenda were put to discussion and voting and the following deliberations were taken: 9.1.)  FINANCIAL STATEMENTS AND MANAGEMENT REPORT – the Management Report, the Management’s Accounts, the Financial Statements and the respective Explanatory Notes related to the financial year ended on December 31, 2012, as well as the relevant opinions issued by external auditors PricewaterhouseCoopers Auditores Independentes and by the Fiscal Board were unanimously approved, without any reservations or qualifications and with the abstention of those impeded by law; 9.2) ALLOCATION OF RESULTS OF THE 2012 FINANCIAL YEAR  – based on the appraisal of the loss for the 2012 financial year, in the amount of seven hundred and thirty-one million, one hundred and forty-three thousand and thirty-three Reais and twelve centavos (R$ 731,143,033.12), compensation for the loss appraised for the financial year against (i) accounting entries made in the accumulated profit account, in the amount of fifty-six million, eight hundred and seventy-nine thousand, eight hundred and fifty-four Reais and fifty-three centavos (R$ 56,879,854.53); (ii) a

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 2, 2013

portion of the profit reserves, in the amount of one hundred and eight million, seven hundred and thirteen thousand, seven hundred and forty-five Reais and thirty centavos (R$ 108,713,745.30); and (iii) a portion of the capital reserve, in the amount of five hundred and sixty-five million, five hundred and forty-nine thousand, four hundred and thirty-three Reais and twenty-nine centavos (R$ 565,549,433.29) was unanimously approved, without reservations or provisions.  9.3)  ELECTION OF THE FISCAL BOARD MEMBERS – having registered the abstention expressed by a few shareholders holding preferred shares, the following full and alternate members of the Company’s Fiscal Board were elected or  reelected, as the case may be, by the majority of the votes, for a term of office of one (1) year, beginning on the date hereof and ending at the Annual General Meeting which will analyze the managers’ accounts related to the fiscal year ending on December 31, 2013: as full members, Messrs. ISMAEL CAMPOS DE ABREU, Brazilian, married, accountant, bearer of Identity Card No. 00716820 90 SSP/BA, enrolled in the CPF/MF under No. 075434415-00, resident and domiciled in Salvador/BA, with business address at Av. Tancredo Neves, 1672, Ed. Catábas Empresarial, 6º andar, sala 601, Pituba, Salvador/BA, CEP 41820-020; ALUIZIO DA ROCHA COELHO NETO,  Brazilian, married, accountant, bearer of Identity Card No. 923.502-ES SSP/ES and enrolled in the CPF/MF under No. 031.525.087-94, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, 8501, 28º andar, Pinheiros, São Paulo/SP, CEP 05425-070; ANTONIO LUIZ VIANNA DE SOUZA, Brazilian, married, equipment engineer, enrolled in the CPF/MF under No. 622.307.437-91, bearer of Identity Card No. 1244818 IPF/RJ, resident and domiciled in Niterói/RJ, with business address at Av. República do Chile, 65, 4º andar, sala 401, Centro, Rio de Janeiro/RJ, CEP. 20031-912; MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI, Brazilian, divorced, chemical engineer, bearer of Identity Card No. 020427932-7 of the Brazilian Army – Ministry of Defense, enrolled in the CPF/MF under No. 544.152.507-00, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, 12º andar, sala 1201, Centro, Rio de Janeiro/RJ, CEP. 20031-912; and MANOEL MOTA FONSECA, Brazilian, married, attorney, bearer of Identity Card No. 15571288 80 SSP/BA, enrolled in the CPF/MF under No. 019638218 15, resident and domiciled in Salvador/BA, with business address at Rua Dr. José Peroba, 123, 1º andar, Stiep, Salvador/BA, CEP. 41770-235, and as respective alternate members, AFONSO CELSO FLORENTINO DE OLIVEIRA, Brazilian, married, accountant, bearer of Identity Card No. MG 5.752.270 SSP/MG, enrolled in the CPF/MF under No. 874220506-91, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, 8501, 28º andar, Pinheiros, São Paulo/SP, CEP 05425-070; JAYME GOMES DA FONSECA JÚNIOR, Brazilian, married, business administrator, bearer of Identity Card No. 53.157.000-9 SSP/SP and enrolled in the CPF/MF under No. 350606895/49, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, 8501, 28º andar, Pinheiros, São Paulo/SP, CEP 05425-070; CARLOS ALBERTO SIQUEIRA GOMES, Brazilian, married, accountant, bearer of Identity Card No. 061618179 issued by IFP/RJ, enrolled in the CPF/MF under No. 771.775.767-20, resident and domiciled in Niterói/RJ, with business address at Rua Lélio Gama, 105, 16º andar, sala 1601, Centro, Rio de Janeiro/RJ, CEP 20031-080; CASSIA MARIA NOCCHI VIEIRA, Brazilian, single, economist, bearer of Identity Card No. 049200868 IFP/RJ, enrolled in the CPF/MF under No. 759.918.537-20, resident and domiciled in Rio de Janeiro, with business address at Av. República do Chile, 65, 10º andar, sala 1003, Centro, Rio de Janeiro/RJ, CEP 20031-

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 2, 2013

912; and ANA PATRÍCIA SOARES NOGUEIRA,  Brazilian, married, attorney, bearer of Identity Card No. 3.425.863-94, enrolled in the CPF/MF under No. 535.222.575-53, resident and domiciled at Rua Dr. Hosannah de Oliveira, 112, apto. 1404, Alto do Itaigara, Salvador/BA, CEP. 41.815.215. The members of the Fiscal Board elected or reelected herein are invested in office on the date hereof, and have represented in writing, for all due legal purposes and effects of the provisions of article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording provided for by article 4 of Law No. 10,194 of February 14, 2001, that they are not impeded from performing commercial activities or from managing mercantile companies by virtue of a criminal sentence, having also presented, so as to comply with the provisions of CVM Ruling No. 358 of January 3, 2002, written representations, according to the terms of such Ruling, which were filed at the Company’s headquarters. As a result of the elections and reelections deliberated above, the Company’s Fiscal Board shall be composed as follows: FULL MEMBERS:  ISMAEL CAMPOS DE ABREU; ALUIZIO DA ROCHA COELHO NETO; ANTÔNIO LUIZ VIANNA DE SOUZA; MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI and MANOEL MOTA FONSECA. RESPECTIVE ALTERNATES: AFONSO CELSO FLORENTINO DE OLIVEIRA; JAYME GOMES DA FONSECA JÚNIOR; CARLOS ALBERTO SIQUEIRA GOMES; CASSIA MARIA NOCCHI VIEIRA and ANA PATRÍCIA SOARES NOGUEIRA. 9.4)  AGGREGATE ANNUAL COMPENSATION OF THE ADMINISTRATORS – the shareholders unanimously determined, until further deliberation, for the members of the Board of Directors and the Executive Office the maximum aggregate annual cap of thirty-five million, five hundred and forty-five thousand Reais (R$ 35,545,000.00), which amount encompasses the benefits and representation sums set out in the main section of article 152 of the LSA, and which will be individually established by the Board of Directors according to the provisions of articles 25 and 26 (viii) of the Company’s Bylaws. 9.5)  COMPENSATION OF THE FISCAL BOARD – the shareholders unanimously established  that each acting member of the Fiscal Board will receive a monthly compensation equal to eight thousand, four hundred and thirty-one Reais and forty-three centavos (R$ 8,431.43), or the minimum cap set forth in article 162, paragraph 3, of the LSA, whichever is higher. 10.  ADJOURNMENT: As there were no further subjects to be discussed, the Annual General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by the Shareholders, who reached the quorum required for the validity of the deliberations that are the subject matter of this General Meeting, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary of the Meeting was authorized.

Camaçari/BA, April 2, 2013.

PRESIDING BOARD:

Rafael Padilha Calábria                                            Ana Paula Urvaneja Bueno

Chairman                                                                  Secretary

SHAREHOLDERS:

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 2, 2013

Odebrecht Serviços e Participações S/A

(by Rafael Padilha Calábria)

Odebrecht S/A

(by Rafael Padilha Calábria)

Petróleo Brasileiro S/A – Petrobras

(by Juliana Peruzzi Elia)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.